# EasySLP



## LETTER ⌄

# Dear investors,

Dear EasySLP Investors,

Thank you for being a part of our startup journey. Our new web-based client platform is nearly complete, and we are gearing up for a hard launch of our services.

While development took longer than expected, this extra time allowed us to ensure a seamless, accessible, and scalable experience for all users. After learning from our iOS-based MVP, we recognized the importance of expanding access beyond a single platform—this web solution eliminates onboarding barriers and positions us for greater adoption across all devices.

With the technology, infrastructure, and operational pieces in place, we are confident that EasySLP is ready for a strong market entry. Your support has been instrumental in getting us to this stage, and we can't wait to show you what's next.

Stay tuned for our official launch announcement, and thank you again for being part of this journey!

Best,Jessica MondilloFounder & CEO, EasySLPMS, CCC-SLP, TSSLD

**We need your help!**

First, thank you for believing in EasySLP! Your support is helping us make speech therapy more accessible, flexible, and effective for adults, children, and caregivers who need it most. We're making great strides in expanding our reach, and we'd love your help in a few key areas:

1. Spread the Word – Awareness is everything! A simple social media post, a share, or a conversation about EasySLP can introduce us to someone who needs our services. Feel free to tag us or use #EasySLP when talking about speech therapy! We have a LinkedIn, Instagram, and Facebook page.

2. Referrals to Providers – We're actively partnering with speech-language pathologists and healthcare providers who want to offer virtual therapy. If you know any SLPs, physicians, rehab centers, or clinics, an introduction would be invaluable.

3. Stay Engaged with us! Keep an eye on our updates! As we grow, we'll have new features, partnerships, and opportunities that we'd love to share with you.

Your support goes beyond funding—it's about building a movement that ensures everyone has access to high-quality speech therapy. If you have any connections, ideas, or feedback, I'd love to hear from you!

Thank you again for being part of this journey. Let's make speech therapy easier and more accessible together!

Sincerely,



# How did we do this year?

## REPORT CARD

**A-**

### ☺ The Good

Launched a successful marketing campaign. We gathered marketing data, gained traction on EasySLP, created brand awareness.

Conducted a large technology buildout of EasySLP's client experience, moving away from iOS based to web based.

Continued having B2B conversations with other organizations who could use EasySLP as their therapy platform of choice.

### ☹ The Bad

Accessibility of MVP iOS platform for clients

Technology buildout of web based system-took longer than expected

Establishing a continuous client/therapist relationship-accessibility remained an issue with MVP build

# 2024 At a Glance

## January 1 to December 31



**$243 [78%]**
Revenue



**-$82,463**
Net Loss



**$19,741**
Short Term Debt



**$103,000**
Raised in 2024



**$26,364**
Cash on Hand
As of 03/14/25

---

**INCOME**   BALANCE   NARRATIVE

● Revenues   ● Profit

$1,092                    $243



-$18,359

-$82,463

2023                                    2024

Net Margin: -33,935%    Gross Margin: 0%    Return on Assets: -55%    Earnings per Share: $0.00

Revenue per Employee: $243    Cash to Assets: 19%    Revenue to Receivables: ~    Debt Ratio: 97%



📄 EASYSLP_LLC_-_REVIEW.pdf          📄 EasySLP_LLC_Dec_31__2024_And_2023_Signature_Copy.pdf

# We ❤ Our 21 Investors

## Thank You For Believing In Us

Moe Thompson         Derek Jones          Tanya Davoll            Susan Beinert        Cheryl Mondillo        Patrick Mulready
Joseph P Lamendola   Angela Lamendola     Diane Lamendola         Spiro Dounis         Dana DellaCorte        Antoinette Dadario
Kaitlyn O'Grady      Nicole Sileo         Louis John Diagostino   Ryan Goggin          Julianne Mulhall       Kayleigh DeLuca

# Thank You!

## From the EasySLP Team



### Jessica Mondillo [in]

Founder, CEO

Jessica is a licensed NY Speech Language Pathologist with a Master's in Communication Disorders from Adelphi University. Her experience in the field includes...



### Emily Wood [in]

CMO

Emily has almost a decade of hands-on marketing experience. Viewing herself as a true partner, she works closely with...



### Rebecca Warren

Advisor

Rebecca is a NC based SLP and mom of two children. She is an Augmentative and Alternative Communication (AAC)...



### Kimiko Vecchione [in]

Advisor

Kimiko has worked in IT professional services for over 15 years. She specializes in helping organizations succeed through...



### Linnea McAfoose [in]

Advisor

Linnea is an SLP with 32 years of clinical experience. She's presented nationally and internationally on the use of...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Jessica Mondillo | CEO @ EasySLP | 2021 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Jessica Mondillo | CEO | 2021 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Jessica Mondillo | 0 Managing Member | 100.0% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 12/2024 | $103,000 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

None.

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Warrants: | 0 | | |
| Options: | 0 | | |

## Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

EasySLP's success can be influenced by market trends, competition, regulatory changes, and other external factors. Investing in the Company means exposing yourself to these market and industry risks.

EasySLP's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

For tech startups, there's a risk that the technology underpinning the product could become obsolete or fail to work as intended, leading to increased costs and delays.

Investments in startups are typically illiquid. Unlike publicly traded stocks, there is no secondary market for selling startup shares, meaning investors might not be able to exit their investment until the company is acquired or goes public.

EasySLP may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

EasySLP may reinvest profits into growth, meaning investors may not receive dividends or see immediate returns on their investment.

Although we have based EasySLP's valuation on a number of factors, the valuation of the Company at this early stage is still a prediction.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## <u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by

the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

EasySLP LLC

Delaware Limited Liability Company
Organized April 2021
1 employees
56 Nassau Blvd

Garden City NY 11530 https://easyslp.com/

### Business Description

Refer to the EasySLP profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

EasySLP is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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